EXHIBIT 99.1

enCore Energy Provides Update on the South Texas Alta Mesa ISR Uranium Central Processing Plant and Wellfield

NYSE American:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Nov. 20, 2023 /CNW/ - enCore Energy Corp. (NYSE American: EU) (TSXV: EU) (the "Company" or "enCore") today provides an update from the South Texas Alta Mesa In-Situ Recovery (ISR) Uranium Central Processing Plant (CPP) and Wellfield. Upgrades and refurbishments continue to advance on schedule for the planned 2024 resumption of uranium production1. The Company also announces continuing positive results from the wellfield delineation drill program. Further, planned production for the Rosita CPP continues to advance as projected.

At the Alta Mesa CPP, enCore continues work on the refurbishment of the processing circuits. The elution circuit, used to strip uranium from the ion exchange beads, has been completed, and represents a significant milestone in the pathway for production restart. All of the process pumps for the startup IX circuit have been rebuilt and replaced, including the main injection pumps. We anticipate completing the refurbishment of the startup portion of the IX circuit before the end of 2023.

The yellowcake processing circuit refurbishment has started with the rebuilding of key components of the yellowcake storage systems and ordering of long lead time items such as the filter press and yellowcake transfer pumps. Refurbishment work commenced on the yellowcake drying system, and that work is expected to be completed just prior to the anticipated production restart date.

Within Production Authorization Area 7 (PAA-7), enCore is installing injection and production wells in the wellfield and has received and staged the equipment to install the pipelines to connect the wellfield to the Alta Mesa CPP. All of the necessary equipment for the start-up of production in the PAA-7 wellfield has been received or has been ordered with a confirmed delivery schedule.

Paul Goranson, enCore's Chief Executive Officer stated "The uranium spot market is presenting prices that have not been seen since prior to 2011. The driving force for the market is increased demand as supply continues to be constrained, principally due to uranium supply chain challenges created by geopolitical conditions and the projected rapid increase in demand for uranium and nuclear power. At enCore, we are leveraging our experience and resources toward the restart of the Alta Mesa CPP to become a domestic solution to the global uranium demand needs. I am pleased with the progress at Alta Mesa, we are continuing to build a competent team to get the Project to production and look forward to expansion."

There are currently six (6) drill rigs in full operation at the Alta Mesa CPP and Wellfield, with contracts pending for three (3) additional rigs. The wellfield drilling operations, delineating the roll front mineralization within PAA-7, which commenced in March 2023, are advancing rapidly with 92 holes drilled since the previous update (September 5, 2023). In total, 367 drill holes have been completed through November 17, 2023.

Further refined delineation drilling within the PAA-7 continues to establish the exact pattern of injection and recovery wells from which to maximize production efficiency. To date, eighty-six (86) holes have been cased with seventeen (17) holes completed. Two (2) drill rigs are currently casing with one (1) drill rig focused on completion activities.  An additional drill rig will be moving to completion activities in the coming weeks.

To view the Alta Mesa CPP and Wellfield maps and the South Texas projects please visit: bit.ly/3fV9fTg.

Significant Alta Mesa Wellfield drilling program highlights reported herein include:

Drill Hole	Goliad Sandstone Horizon	Depth (ft)	Grade % U3O8	Thickness (feet)	Grade Thickness (GT)	Total Hole GT
170-92	MCM-1	431.0	0.105	3.5	0.366
	LCL-1	526.0	0.110	1.5	0.164
	LCL-2	530.5	0.094	3.0	0.282	0.812
171-99	LCU-1	489.5	0.123	2.0	0.247
	LCL-1	510.5	0.116	5.0	0.582	0.829
170-110	LCL-1	511.0	0.133	4.0	0.531	0.531
166-114	LCU-1	490.5	0.072	1.5	.108
	LCU-2	501.5	0.080	2.5	0.201
	LCL-1	505.5	0.160	10.0	1.600	1.909
181-92	LCU-1	496.0	0.244	6.0	1.465	1.465
166-113	LCL-1	499.5	0.186	5.5	1.026	1.026
169-104	MCU-1	419.5	0.138	2.0	0.276
	LCU-1	492.5	0.121	2.5	0.303	0.579
168-110	LCU-1	494.0	0.079	3.0	0.237
	LCU-2	498.0	0.079	3.5	0.278	0.515
156-115	LCL-1	511.0	0.080	2.5	0.200
	LCL-2	516.5	0.452	6.0	2.709	2.909
166-110	LCL-1	511.5	0.169	5.0	0.847	0.847
169-105	LCU-1	493.5	0.084	2.0	0.169
	LCU-2	503.0	0.181	6.0	1.088	1.257
176-89	LCU-1	492.0	0.117	6.5	0.759	0.759
175-94	LCU-2	511.5	0.095	5.5	0.520	0.520
162-115	LCL-1	497.5	0.280	3.0	0.840	0.840
172-95	LCU-1	496.5	0.197	2.0	0.394
	LCL-1	521.5	0.075	1.5	0.112	0.506
180-92	LCU-1	496.0	0.103	4.5	0.464	0.464
-All intercepts are located in the PAA-7 which hosts mineralization within the Goliad Formation. The Company has identified five saturated (required for ISR), mineralized sandstone horizons within the Goliad Formation lying approximately 400 to 520 feet below the surface. The water level is located approximately 120 feet below the surface. Grade Thickness is Grade % U3O8 multiplied by the thickness of the mineralization.

Alta Mesa In-Situ Recovery (ISR) Uranium Central Processing Plant ("Alta Mesa CPP") & Wellfield

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed ISR uranium plant, located on 200,000+ acres of private land in the state of Texas. Alta Mesa will be enCore's second producing location following planned resumption of uranium production at the South Texas Rosita Uranium Processing Plant ("Rosita") scheduled for 2023.

Total operating capacity at the Alta Mesa CPP is 1.5 million lbs. U3O8 (uranium) per year. The Alta Mesa CPP historically produced nearly 5 million lbs. U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices.

Alta Mesa CPP and Wellfield highlights:

•	The Alta Mesa CPP is enCore's third fully licensed production facility, along with the Rosita CPP and Kingsville Dome CPP, all located in the business-friendly state of Texas. There are only eleven (11) licensed and constructed uranium production facilities in all of the United States (US);
•	Advancing the Alta Mesa CPP, in conjunction with planned production in 2023 at the Rosita CPP, will cement enCore Energy's position as the early leader in In-Situ Recovery (ISR) uranium production in the United States;
•	Alta Mesa CPP's operations are located on private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas;
•	The Alta Mesa CPP utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.

Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cut-off)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000
[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

The Company also advises that Mr. Gregory Zerzan has resigned his position with the Company. The Company thanks Mr. Zerzan for his service and wishes him well in his future endeavors.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Central Processing Plant (CPP) in 2023, and at its licensed and past-producing South Texas Alta Mesa CPP in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

1     EU News Release - May 18, 2023

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including commencement of production at Rosita and Alta Mesa in the planned time frames or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 20-NOV-23